UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
LISATA THERAPEUTICS, INC.
(Name of Subject Company (Issuer))
KUVA ACQUISITION CORP.,
(Offeror)
A direct wholly owned subsidiary of
KUVA LABS INC.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
128058302
(Cusip Number of Class of Securities)
Mark Land
1980 Post Oak Blvd, Suite 100,
Houston, Texas 77056
Telephone: (917) 202-1954
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Anne G. Peetz
Reed Smith LLP
1221 McKinney Street
Houston, Texas 77010
Telephone: (713) 469-3800
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Kuva Acquisition Corp., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Kuva Labs Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Common Shares”), of Lisata Therapeutics, Inc., a Delaware corporation (the “Company”), at a purchase price of (i) $4.00 per Common Share, net to the seller in cash, without interest (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”), which represents the contractual right to receive two contingent cash payments up to aggregate of $3.00 per CVR subject to the achievement of the Milestones (as defined in the CVR Agreement), in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Parent and reasonably acceptable to the Company (the “Rights Agent”) at the time provided for in the CVR Agreement, net to the seller in cash, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per Common Share paid pursuant to the Offer, the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal, which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.
All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.
The Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement”), among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, the Amendment and Waiver to Agreement and Plan of Merger, dated as of May 3, 2026, among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(9) hereto, the Amendment to Agreement and Plan of Merger, dated as of May 29, 2026, among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(10) hereto and the Amendment to Agreement and Plan of Merger, dated as of June 8, 2026, among the Company, Parent and Purchaser, a copy of which is attached as Exhibit (d)(12) hereto, are incorporated herein by reference with respect to Items 4 through 9 and 11 of this Schedule TO.
Item 1.	Summary Term Sheet.
The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Lisata Therapeutics, Inc., a Delaware corporation. The Company’s principal executive offices are located at P.O. Box 173 Liberty Corner, NJ 07938. The Company’s telephone number is (908) 842-0100.
(b) This Schedule TO relates to the outstanding Shares. The Company has advised Purchaser and Parent that, as of the close of business on June 8, 2026 (the most recent practicable date) 9,101,943 Common Shares were issued and outstanding.
(c) The information concerning the principal market, if any, in which the Common Shares are traded and certain high and low sales prices for Common Shares in the principal market in which the Common Shares are traded are set forth in Section 6 (entitled “Price Range of Shares; Dividends on the Shares”) of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of the Filing Person.
(a) – (c) This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 8 (entitled “Certain Information Concerning Parent, Purchaser and Certain Related Persons”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 1 – “Terms of the Offer”
•	Section 2 – “Acceptance for Payment and Payment for Shares”
•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”
•	Section 4 – “Withdrawal Rights”
•	Section 5 – “Certain U.S. Federal Income Tax Consequences of the Offer and Merger”
•	Section 11 – “The Merger Agreement; Other Agreements”
•	Section 12 – “Purpose of the Offer; Plans for the Company”
•	Section 13 – “Certain Effects of the Offer”
•	Section 15 – “Conditions of the Offer”
•	Section 16 – “Certain Legal Matters; Regulatory Approvals”
•	Section 17 – “Appraisal Rights”
•	Section 19 – “Miscellaneous”
(a)(1)(ix), (a)(1)(x), (a)(1)(xi), and (a)(2)(v) – (vi) Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a) and (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 7 – “Certain Information Concerning the Company”
•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”
•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 – “The Merger Agreement; Other Agreements”
•	Section 12 – “Purpose of the Offer; Plans for the Company”
•	Schedule I
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a), (c)(1) – (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 6 – “Price Range of Shares; Dividends on the Shares”
•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 – “The Merger Agreement; Other Agreements”
•	Section 12 – “Purpose of the Offer; Plans for the Company”
•	Section 13 – “Certain Effects of the Offer”
•	Schedule I

Item 7.	Source and Amount of Funds or Other Consideration.
(a), (b) and (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	the “Introduction”
•	Section 9 – “Source and Amount of Funds”
•	Section 11 – “The Merger Agreement; Other Agreements”
Item 8.	Interest in Securities of the Subject Company.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”
•	Section 11 – “The Merger Agreement; Other Agreements”
•	Section 12 – “Purpose of the Offer; Plans for the Company”
•	Schedule I
(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”
•	Schedule I
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	the “Summary Term Sheet”
•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”
•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 18 – “Fees and Expenses”
Item 10.	Financial Statements.
(a), (b) Not applicable.
Item 11.	Additional Information.
(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	Section 8 – “Certain Information Concerning Parent, Purchaser and Certain Related Persons”
•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”
•	Section 11 – “The Merger Agreement; Other Agreements”
•	Section 12 – “Purpose of the Offer; Plans for the Company”
•	Section 13 – “Certain Effects of the Offer”
•	Section 15 – “Conditions of the Offer”
•	Section 16 – “Certain Legal Matters; Regulatory Approvals”
(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 10, 2026.
(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Notice of Guaranteed Delivery.
(a)(1)(F)*	Summary Advertisement as published in the New York Times, dated June 10, 2026.
(b)*	Capital Commitment Letter, dated as of March 3, 2026, by and among Parent and Omega & Corinth Group Ltd.
(d)(1)
Agreement and Plan of Merger, dated as of March 6, 2026, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to Lisata Therapeutics, Inc.’s Form 8-K (File No. 001-33650), filed March 9, 2026).

(d)(2)	Original Form of Contingent Value Rights Agreement (incorporated herein by reference to Exhibit 2.2 to Lisata Therapeutics, Inc.’s Form 8-K (File No. 001-33650), filed March 9, 2026).
(d)(3)	Form of Support Agreement (incorporated herein by reference to Exhibit 2.3 to Lisata Therapeutics, Inc.’s Form 8-K (File No. 001-33650), filed March 9, 2026).
(d)(4)*	Mutual Non-Disclosure Letter Agreement between the Company and Parent dated April 25, 2025.
(d)(5)
Binding Term Sheet, dated January 20, 2026, by and between the Company and Kuva Labs, Inc. (incorporated by reference to Exhibit 2.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed January 21, 2026).

(d)(6)
Amendment to Binding Term Sheet, dated February 27, 2026, by and between the Company and Kuva Labs, Inc. (incorporated by reference to Exhibit 10.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed February 27, 2026).

(d)(7)*	Standstill Agreement, dated April 25, 2025, by and between the Company and Kuva Labs, Inc.
(d)(8)
Waiver to the Agreement and Plan of Merger, dated as of April 2, 2026, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 99.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed April 3, 2026).

(d)(9)
Amendment and Waiver to Agreement and Plan of Merger, dated as of May 3, 2026, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed May 4, 2026).

(d)(10)
Amendment to Agreement and Plan of Merger, dated as of May 29, 2026, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed May 29, 2026).

(d)(11)	Current Form of Contingent Value Rights Agreement, (incorporated by reference to Exhibit 10.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed May 29, 2026).
(d)(12)
Amendment and Waiver to Agreement and Plan of Merger, dated as of June 8, 2026, by and among Parent, Purchaser, and the Company (incorporated by reference to Exhibit 2.1 to Lisata Therapeutics, Inc.’s Current Report on Form 8-K filed June 9, 2026).

(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.

*	Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: June 10, 2026

KUVA ACQUISITION CORP.

By:	/s/ Mark Land
Name: Mark Land
Title: President

KUVA LABS INC.

By:	/s/ Mark Land
Name: Mark Land
Title: Chief Executive Officer